SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


         --------------------------------------------------------------



                                    FORM 11-K


                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


         --------------------------------------------------------------



                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                        Commission File Number 000-21923


         --------------------------------------------------------------



                         WINTRUST FINANCIAL CORPORATION
                             RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


         --------------------------------------------------------------


                         WINTRUST FINANCIAL CORPORATION
                               727 NORTH BANK LANE
                              LAKE FOREST, IL 60045
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

         --------------------------------------------------------------

                              REQUIRED INFORMATION


ITEMS 1-3.     Omitted in accordance with Item 4.

ITEM 4. The Wintrust Financial Corporation Retirement Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

               o    Report of Independent Auditors

               o Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

               o Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001

               o    Notes to Financial Statements

               o    Supplemental Schedule

               Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001 are hereby incorporated by reference to the Registration Statement on Form S-8 filed by Wintrust Financial Corporation (Registration No. 333-52652) with the Securities and Exchange Commission on December 22, 2000.



EXHIBITS
--------

  23.1         Consent of Independent Auditors

  99.1 Certification of President and Chief Executive Officer and Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 24, 2003

                                               WINTRUST FINANCIAL CORPORATION
                                               RETIREMENT SAVINGS PLAN
                                               /s/ DAVID A. DYKSTRA
                                               -------------------------
                                               David A. Dykstra, Trustee

Financial Statements and Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Employer Identification #36-3954651
Plan #001

             Wintrust Financial Corporation Retirement Savings Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2002 and 2001




                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held
   at End of Year).............................................................8

                         Report of Independent Auditors

The Plan Administrator
Wintrust Financial Corporation
   Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ ERNST & YOUNG LLP

Chicago, IL
May 8, 2003

                                                                  EIN 36-3954651
                                                                       Plan #001


             Wintrust Financial Corporation Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                   DECEMBER 31
                                                                             2002              2001
                                                                       ------------------------------------
ASSETS
Cash                                                                       $  1,391,812    $      68,359
Investments, at fair value                                                    9,784,156        7,295,848
Participant contributions receivable                                             41,905            8,939
Employer matching contributions receivable                                      500,023          283,295
                                                                       ------------------------------------
Total assets                                                                 11,717,896        7,656,441

LIABILITY
Outstanding trades payable                                                    1,379,066           27,417
                                                                       ------------------------------------
Net assets available for benefits                                          $ 10,338,830    $   7,629,024
                                                                       ====================================

See notes to financial statements.

                                                                  EIN 36-3954651
                                                                       Plan #001

             Wintrust Financial Corporation Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                             YEAR ENDED DECEMBER 31
                                                                             2002              2001
                                                                       ------------------------------------
ADDITIONS
Investment income:
   Net realized and unrealized appreciation in fair
     value of investments                                                 $     260,609      $   585,701
   Interest and dividends                                                        79,370           86,098
                                                                       ------------------------------------
                                                                                339,979          671,799
Participant contributions - salary deferral                                   1,472,469        1,183,662
Participant contributions - rollover                                            415,810          147,190
Employer matching contributions                                                 500,023          282,924
Transfers from First Insurance
  401(k) Retirement Savings Plan                                              1,381,030                -
Transfers from Tricom Funding, Inc.
  401(k) Retirement Savings Plan                                                      -          442,635
                                                                       ------------------------------------
Total additions                                                               4,109,311        2,728,210

DEDUCTIONS
Benefits paid to participants                                                 1,399,505          202,506
Refund of excess contributions                                                        -            7,416
                                                                       ------------------------------------
Total deductions                                                              1,399,505          209,922
                                                                       ------------------------------------
Net increase in net assets available for benefits                             2,709,806        2,518,288
Net assets available for benefits:
   Beginning of year                                                          7,629,024        5,110,736
                                                                       ------------------------------------
   End of year                                                            $  10,338,830      $ 7,629,024
                                                                       ====================================

See notes to financial statements.

                                                                  EIN 36-3954651
                                                                       Plan #001

             Wintrust Financial Corporation Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2002 and 2001


1.  DESCRIPTION OF PLAN

The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan's provisions.

The Plan is a participant-directed, defined-contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

All full-time employees who have completed at least three months of employment and are at least 18 years of age are eligible to participate in the Plan.

On December 31, 2002, the First Insurance 401(k) Retirement Savings Plan was merged into the Plan, and on January 1, 2001, the Tricom Funding, Inc. 401(k) Retirement Savings Plan was merged into the Plan.

CONTRIBUTIONS

The Plan allows participants to contribute up to the maximum allowable by the Internal Revenue Code (Code), which during 2002 was $11,000, plus an additional $1,000 for participants over the age of 50. Prior to 2002, participant contributions were also limited to the lesser of 10% of eligible compensation or the maximum allowable by the Code. Participant contributions are tax deferred under the provisions of Code Section 401(k), subject to certain limitations. Participant contributions and earnings thereon are fully vested.

The Company may elect to make matching contributions to the Plan on behalf of all eligible participants. Generally, participants must be employed on the last day of the Plan year to be eligible for matching contributions. For 2002, the Company's matching contributions were 40% of a participant's contributions up to a maximum of $3,000 per participant. For 2001, the Company's matching contributions were 30% of a participant's contributions up to a maximum of $2,000 per participant. Participants are immediately vested in the Company's matching contribution and earnings thereon. Additional amounts may be contributed at the discretion of the Company.

             Wintrust Financial Corporation Retirement Savings Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OF PLAN ASSETS

A trust fund was established for the purposes of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, Wayne Hummer Trust Company, N. A. (Trustee), a subsidiary of the Company and a party in interest.

PARTICIPANT LOANS

Participants may borrow from their fund account up to the lesser of $50,000 or 50% of their account balance. Loan terms are established by the plan administrator in accordance with the Plan Agreement. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined by the plan administrator.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company's contributions, if any, and (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's account or annual installments. For termination of service due to other reasons, a participant may receive the value of the participant's account as a lump-sum distribution.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements are prepared under the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for investment contracts, investments are reported at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Loans to participants are reported at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest. The fair value of the investment contract approximates contract value. The crediting interest rate for the investment contract is reset quarterly by the issuer but cannot be less than zero and was 4.75% for the last quarter of 2002, when the investment was held by the Plan. The average annualized yield approximated the crediting interest rate.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid from the trust fund to the extent they are not paid by the Company. All administrative expenses were paid by the Company for the years ended December 31, 2002 and 2001.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits is as follows:

                                                                          DECEMBER 31
                                                                     2002             2001
                                                              ------------------------------------

Wintrust Financial Corporation Common Stock*                        $3,432,584        $2,872,816
Metlife Stable Value                                                 1,612,290                 -
Fidelity Advisor Equity Growth Fund                                  1,021,569         1,301,797
Fidelity Spartan 500 Index Fund                                        815,107           820,753
American Growth Funds                                                  809,444                 -
Fidelity Intermediate Government Fund                                  795,066           483,344
Janus Enterprise Fund                                                  593,661           489,577
William Blair Growth Fund                                                   **           496,080
Fidelity Spartan Money Market Fund                                           -           674,183

       *Indicates party in interest to the Plan.
     **Below 5% threshold.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as determined by quoted market prices as follows:

                                                          YEAR ENDED DECEMBER 31
                                                          2002               2001
                                                   --------------------------------------

Common stock                                             $ 1,269,780      $ 1,271,669
Mutual funds                                              (1,009,171)        (685,968)
                                                   --------------------------------------
                                                         $   260,609      $   585,701
                                                   ======================================

4.  INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.



5.  SUBSEQUENT EVENT

During April 2003, the Wayne Hummer Profit Sharing and Savings Plan was merged into the Plan.

                              Supplemental Schedule

                                                                  EIN 36-3954651
                                                                       Plan #001

             Wintrust Financial Corporation Retirement Savings Plan

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002


                                                                                             CURRENT
                    DESCRIPTION OF INVESTMENT                            UNITS/SHARES         VALUE
-----------------------------------------------------------------------------------------------------------

Investment contract:
   Metlife Stable Value                                                        14,728         $1,612,290

Common stock:
   Wintrust Financial Corporation*                                            109,527          3,432,584

Mutual funds:
   Fidelity Advisor Equity Growth Fund                                         29,113          1,021,569
   Fidelity Spartan 500 Index Fund                                             13,480            815,107
   American Growth Funds                                                       43,821            809,444
   Fidelity Intermediate Government Fund                                       76,596            795,066
   Janus Enterprise Fund                                                       25,868            593,661
   William Blair Growth Fund                                                   54,978            443,121
   Wayne Hummer Growth Fund                                                       881             26,293
   Ariel Growth Fund                                                              630             22,198
   Lord Abbett Mid Cap Value Fund                                               1,375             21,155
   American Funds Investment Co.                                                  744             17,465
   Wayne Hummer Income Fund*                                                      962             15,160
   Value Line Small Cap Growth Fund                                               782             13,193
   Aim Basic Value Fund                                                           204              4,452
   American Funds EuroPacific Growth Fund                                         132              3,031
   Wayne Hummer Core Portfolio Fund*                                              499              3,011

Participant loans (4.3%-9.5%)                                                                    135,356
                                                                                        -------------------
                                                                                              $9,784,156
                                                                                        ===================

*Indicates party in interest to the Plan.